UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-40472

A2Z SMART TECHNOLOGIES CORP.

(Registrant)

1600-609 Granville Street

Vancouver, British Columbia V7Y 1C3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On April 2, 2024, A2Z Smart Technologies Corp. (Nasdaq: AZ), a company incorporated in British Columbia, Canada (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors (the “Purchasers”), pursuant to which the Company agreed to issue and sell to the Purchasers in a registered direct offering an aggregate of 9,480,500 common shares (the “Shares”), no par value per share, at a public offering price of $0.35 per share (the “Offering”).

The Offering closed on April 2, 2024. The Offering was made directly to the Purchasers, without a placement agent or underwriter. The gross proceeds from the Offering were approximately $3,318,175 before deducting the offering expenses payable by the Company. Such Shares will be issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933 (the “Securities Act”), as amended, for transactions not involving a public offering.

The Shares were offered pursuant to the Company’s shelf registration statement on Form F-3 (File 333-271226) (the “Registration Statement”), initially filed by the Company with the Securities and Exchange Commission (the “SEC”) under the Securities Act on April 12, 2023, and declared effective on April 21, 2023. A prospectus supplement to the Registration Statement was filed with the SEC on April 2, 2024.

Also, on April 2, 2024, the Company entered into binding agreements (the “Private Placement Common Share Purchase Agreement”) to sell 6,842,857 Shares in a private placement, at a purchase price of $0.35 per share. The private placement is expected to close within 60 days of the date hereof, subject to customary closing conditions, including no material adverse effect with respect to the Company between the dates of signing and closing. The gross proceeds from the private placement will be approximately $2,395,000 before deducting the offering expenses payable by the Company. The Company intends to pay certain non-U.S. residents fees, payable in Shares, of up to 8% of the gross proceeds of the Offering and private placement, excluding investments made by certain investors. The proceeds from the Offering and private placement are intended to be used for continued development and expansion of the Company’s existing business, including fulfillment of contracted smart cart backlog orders and acceleration of the onboarding process for new clients, and for working capital purposes.

The foregoing descriptions of the Purchase Agreement and the Private Placement Common Share Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the forms of Purchase Agreement and the Private Placement Common Share Purchase Agreement, which are filed as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K and are incorporated by reference herein. The legal opinion, including the related consent, of Bloch Legal relating to the issuance and sale of the Shares is filed as Exhibit 99.3 hereto.

On April 2, 2024, the Company issued a press release regarding the Offering and private placement. A copy of the press release is attached as Exhibit 99.4 of this Report on Form 6-K and incorporated herein by reference.

This Report on Form 6-K does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. The Shares may not be offered or sold in Canada or to residents of Canada.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A2Z SMART TECHNOLOGIES CORP.
(Registrant)

Date: April 2, 2024	By	/s/ Gadi Levin
Gadi Levin
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Form of the Securities Purchase Agreement.
99.2	Form of Private Placement Common Share Purchase Agreement.
99.3	Opinion of Bloch Legal.
99.4	Press Release dated April 2, 2024.